Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this offering memorandum. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this offering memorandum.

Overview

We are a pioneer in China’s premium electric vehicle market. We design, jointly manufacture, and sell smart and connected premium electric vehicles, driving innovations in the next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining user experience, we aim to provide users with comprehensive, convenient and innovative charging solutions and other user-centric service offerings.

We launched our first volume manufactured electric vehicle, the seven-seater ES8, to the public at our NIO Day event on December 16, 2017. In December 2018, we launched its variant, the six-seater ES8, with delivery expected to begin in late March 2019. The ES8 is an all-aluminum alloy body, premium electric SUV that offers exceptional performance, functionality and mobility lifestyle. As of December 31, 2018, we had delivered 11,348 seven-seater ES8s to customers in more than 200 cities.

We launched our second volume manufactured electric vehicle, the ES6, to the public at our NIO Day event on December 15, 2018. The ES6 is a five-seater high-performance long-range premium electric SUV. The ES6 is smaller but more affordable than the ES8, allowing us to target a broader market in the premium SUV segment. The ES6 currently offers the Standard, Performance and Premier versions with pre-subsidy starting prices of RMB358,000, RMB398,000 and RMB498,000, respectively. Users can pre-order the ES6 through the NIO App and we expect to begin making deliveries of the ES6 in June 2019.

We began making deliveries of the seven-seater ES8 to users on June 28, 2018, and we recorded revenues of RMB46.0 million (US$6.7 million) in June 2018 and RMB1,515.6 million (US$220.7 million) for the nine months ended September 30, 2018, which mainly consisted of revenues from the sales of our vehicles (including a number of embedded products and services offered together with the sale of vehicles), revenues from our services including charging solutions such as our energy package and one-off usage of our Power Express services, as well as revenues from monthly fees, excluding those fees for statutory and third-party liability insurance and car damage insurance paid directly to third-party insurers, under our service package.

The ES8 is manufactured in partnership with JAC at its Hefei manufacturing plant. Pursuant to our arrangement with JAC, given JAC’s significant investment in this plant for the manufacturing of our vehicles, we have agreed to compensate JAC to the extent the Hefei manufacturing plant incurs any operating losses for the first 36 months after the plant commences mass production, which occurred on April 10, 2018. We expect that the Hefei manufacturing plant’s ability to achieve and/or maintain profitability will be significantly affected by our sales volumes. If we are obligated to compensate JAC for any losses, our cash flows and financial position could be materially impacted, particularly if such losses are incurred as a result of lower than anticipated sales volumes. See “Risk Factors—Manufacturing in collaboration with partners is subject to risks.”

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenue:
Vehicle sales	—	—	—	—	1,471,278	214,222
Other sales	—	—	—	—	44,286	6,448

Total revenues	—	—	—	—	1,515,564	220,670

Cost of sales(1):
Vehicle sales	—	—	—	—	(1,674,069)	(243,749)
Other sales	—	—	—	—	(111,001)	(16,162)

Total cost of sales	—	—	—	—	(1,785,070)	(259,911)

Gross loss	—	—	—	—	(269,506)	(39,241)

Operating expenses:(1)
Research and development(1)	(1,465,353)	(2,602,889)	(378,988)	(1,778,462)	(2,482,779)	(361,500)
Selling, general and administrative(1)	(1,137,187)	(2,350,707)	(342,270)	(1,505,011)	(3,396,397)	(494,525)

Total operating expenses	(2,602,540)	(4,953,596)	(721,258)	(3,283,473)	(5,879,176)	(856,025)

Loss from operations	(2,602,540)	(4,953,596)	(721,258)	(3,283,473)	(6,148,682)	(895,266)
Interest income	27,556	18,970	2,762	9,532	71,385	10,394
Interest expenses	(55)	(18,084)	(2,633)	(14,985)	(47,224)	(6,876)
Share of losses of equity investee	—	(5,375)	(783)	(4,886)	(11,393)	(1,659)
Investment income	2,670	3,498	509	3,498	—	—
Other income/(loss), net	3,429	(58,681)	(8,544)	(25,302)	5,691	829

Loss before income tax expense	(2,568,940)	(5,013,268)	(729,947)	(3,315,616)	(6,130,223)	(892,578)

Income tax expense	(4,314)	(7,906)	(1,151)	(5,581)	(5,742)	(836)

Net loss	(2,573,254)	(5,021,174)	(731,098)	(3,321,197)	(6,135,965)	(893,414)

(1)	Share-based compensation was allocated in cost of sales and operating expenses as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of sales	—	—	—	—	8,020	1,168
Research and development expenses	14,484	23,210	3,379	14,795	88,566	12,895
Selling, general and administrative expenses	62,200	67,086	9,768	38,286	441,172	64,236
Total	76,684	90,296	13,147	53,261	537,758	78,299

Description of Certain Principal of Statements of Comprehensive Loss Line Items

Revenues

The following table presents our revenue components by amount and as a percentage of the total revenues for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$	%
Revenue:
Vehicle sales	—	—	—	—	1,471,278	214,222	97.1
Other sales	—	—	—	—	44,286	6,448	2.9
Total revenues	—	—	—	—	1,515,564	220,670	100.0

We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. For the nine months ended September 30, 2018, we generate revenues from (i) vehicle sales, which represent revenues from sales of the ES8, and (ii) other sales, which mainly consist of revenues from sales of our energy package and service package, and a number of embedded products and services offered together with vehicles sales. Embedded services and products include charging piles, vehicle internet connection service and extended lifetime warranty. Revenue from sales of the ES8 and charging piles are recognized when the vehicles are delivered and charging piles are installed. For vehicle internet connection service and extended lifetime warranty, we recognize revenue using a straight-line method. Revenues for the energy package or service package are recognized over time on a monthly basis as our customers receive and consume the benefits.

In December 2018, we launched our second volume manufactured electric vehicle, the ES6. Users can pre-order the ES6 through the NIO App and we expect to generate revenues from sales of the ES6 as soon as we begin making deliveries of the ES6 expected in June 2019.

Cost of sales

The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the periods presented.

	Year Ended December 31,			Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$	%
Cost of sales:
Vehicle sales	—	—	—	—	(1,674,069)	(243,749)	93.8
Other sales	—	—	—	—	(111,001)	(16,162)	6.2
Total cost of sales	—	—	—	—	(1,785,070)	(259,911)	100.0

We incur cost of sales in relation to (i) vehicle sales, including, among others, purchases of raw materials and manufacturing expenses, and (ii) other sales, including cost of sales relating to our energy package and service package, the installation of charging piles and directly related staff costs. Cost of sales with respect to vehicle sales also includes compensation to JAC for actual losses incurred at the Hefei manufacturing plant where the ES8 is manufactured.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of (i) design and development expenses, which include, among others, consultation fees, outsourcing fees and testing materials and (ii) employee compensation, representing salaries, benefits and bonuses as well as share-based compensation expenses for our research and development staff. Our research and development expenses also include travel expenses, depreciation and amortization of equipment used in relation to our research and development activities, rental and related expenses with respect to laboratories and offices for research and development teams and others, which primarily consists of telecommunication expenses, office fees and freight charges, among others.

Our research and development expenses are mainly driven by the number of our research and development employees, the stage and scale of our vehicle development and development of technology.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include (i) employee compensation including salaries, benefits and bonuses as well as share-based compensation expenses with respect to our employees other than research and development staff, (ii) marketing and promotional expenses, which primarily consist of marketing and advertising costs, sponsorship fees and racing costs related to our Formula E team, (iii) rental and related expenses, which primarily consist of rental for NIO Houses and offices, (iv) professional service expenses, which consist of outsourcing fees primarily relating to human resources and IT functions, design fees paid for NIO Houses and fees paid to auditors and legal counsel, (v) depreciation and amortization expenses, primarily consisting of depreciation and amortization of leasehold improvements, IT equipment and software, among others, (vi) low value consumables, primarily consisting of, among others, IT consumables, office supplies, sample fees, IT-system related licenses, (vii) traveling expenses, and (viii) others, which includes expenses incurred in connection with our annual NIO Day and other miscellaneous expenses.

Our selling, general and administrative expenses are significantly affected by the number of our non-research and development employees, marketing and promotion activities and the expansion of our sales and after-sales network, including NIO Houses and other leased properties.

Interest Income

Interest income primarily consists of interest earned on cash deposits in banks. In 2016, interest income also consisted of late payment penalties which we recorded as interest income related to a preferred shareholder having delayed an investment payment which was due in 2016.

Interest Expense

Interest expense consists of interest expense with respect to our indebtedness.

Share of losses of Equity Investee

Share of losses of equity investee primarily consists of our share of the losses of Suzhou Zenlead XPT New Energy Technologies Co., Ltd., GAC JV, Changan NIO Renewable Automobile Co., Ltd., Hainan Weilai Xiqi Renewable Automobile Technology Co., Ltd. and Kunshan Siwopu Intelligent Equipment Co., Ltd., in which, as of September 30, 2018, we held a 22.5% to 50% equity interest. Our equity interest is accounted for using the equity method since we exercise significant influence but do not own a majority equity interest in or control those investees.

Investment Income

Investment income primarily consists of gains on trading in short-term investment securities, primarily consisting of structured bank deposits.

Other (Loss)/Income—Net

Other losses and income primarily consist of gains or losses we incur based on movements between the U.S. dollar and the RMB. We have historically held a significant portion of our cash and cash equivalents in U.S. dollars, while we have incurred a significant portion of our expenses in RMB. Other income also includes certain income we received with respect to one-off design and research and development services and rental of office space we have provided primarily to related parties.

Income Tax Expense

Income tax expense primarily consists of current income tax expense, mainly attributable to intra-group income earned by our German subsidiary which is eliminated upon consolidation but was subject to tax in accordance with applicable tax law.

Comparison of Nine Months Ended September 30, 2017 and 2018

Revenues

We recorded revenues of RMB1,515.6 million (US$220.7 million) for vehicle sales and other sales for the nine months ended September 30, 2018, as we began making deliveries of our first volume manufactured electric vehicle, the ES8, on June 28, 2018 and delivered 3,368 vehicles by September 30, 2018. We did not record any revenues for the nine months ended September 30, 2017.

Cost of sales

We recorded cost of sales of RMB1,785.1 million (US$259.9 million) for the nine months ended September 30, 2018. Our cost of sales mainly consists of (i) direct parts, materials and manufacturing overhead (including depreciation of assets associated with the production) of RMB1,547.3 million; (ii) processing fee and compensation to JAC for its operating losses incurred during the same period in the amount of RMB113.6 million; and (iii) labor costs that are associated with sales of energy and service packages of RMB44.3million. We did not record any cost of sales for the nine months ended September 30, 2017.

Research and Development Expenses

Research and development expenses increased by 39.6% from RMB1,778.5 million for the nine months ended September 30, 2017 to RMB2,482.8 million (US$361.5 million) for the nine months ended September 30, 2018, primarily due to a 82.9% increase in employee compensation, which increased from RMB696.1 million for the nine months ended September 30, 2017 to RMB1,273.2 million (US$185.4 million) for the nine months ended September 30, 2018, primarily due to (i) an increase in share-based compensation expenses recognized related to the stock options granted to certain of our non-US employees in the third quarter of 2018 and (ii) an increase in the number of our research and development employees (including employees of our product and software development teams) by approximately 80% from September 30, 2017 to September 30, 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 125.7% from RMB1,505.0 million for the nine months ended September 30, 2017 to RMB3,396.4 million (US$494.5 million) for the nine months ended September 30, 2018, primarily due to, (i) a 147.8% increase in employee compensation with respect to our non-research and development employees, which increased from RMB642.1 million for the nine months ended September 30, 2017 to RMB1,590.8 million (US$231.6 million) for the nine months ended September 30, 2018, primarily due to (x) an increase in the number of non-research and development employees by approximately 194% from September 30, 2017 to September 30, 2018, in line with the expansion of our business and (y) an increase in share-based compensation expenses recognized related to the stock options granted to certain of our non-US employees in the third quarter of 2018; (ii) a 123.2% increase in marketing and promotional expenses, which increased from RMB298.4 million for the nine months ended September 30, 2017 to RMB666.0 million (US$97.0 million) for the nine months ended September 30, 2018, as we increased our marketing and advertising expenses for the ES8 in 2018 and incurred expenses relating to (x) an auto exhibition in Beijing in May 2018 and (y) a number of nationwide test-drive activities for customers in 2018, (iii) a 107.2% increase in rental and related expenses, which increased from RMB136.3 million for the nine months ended September 30, 2017 to RMB282.4 million (US$41.1 million) for the nine months ended September 30, 2018, as we continued to expand our network of NIO Houses and rented additional office space and (iv) a 82.5% increase in professional services expenses, which increased from RMB183.1 million for the nine months ended September 30, 2017 to RMB334.1 million (US$48.6 million) for the nine months ended September 30, 2018, as we incurred more (x) outsourcing fees primarily related to human resources and IT functions that support business expansion, (y) design fees paid in connection with our NIO Houses and (z) auditor fees and legal fees.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB6,148.7 million (US$895.3 million) for the nine months ended September 30, 2018, as compared to a loss of RMB3,283.5 million for the nine months ended September 30, 2017.

Interest Income

We recorded interest income of RMB71.4 million (US$10.4 million) for the nine months ended September 30, 2018, as compared to RMB9.5 million for the nine months ended September 30, 2017, primarily due to the interest income received on higher cash balances deposited with banks for the nine months ended September 30, 2018.

Interest Expenses

We recorded interest expenses of RMB47.2 million (US$6.9 million) for the nine months ended September 30, 2018, as compared to RMB15.0 million for the nine months ended September 30, 2017, primarily due to an increase in our indebtedness for the nine months ended September 30, 2018.

Share of Losses of Equity Investee

We recorded share of losses of equity investee of RMB11.4 million (US$1.7 million) for the nine months ended September 30, 2018 as compared to RMB4.9 million for the nine months ended September 30, 2017, primarily because all of our equity investees were loss-making start-up companies.

Investment Income

We recorded investment income of RMB3.5 million for the nine months ended September 30, 2017, compared to nil for the nine months ended September 30, 2018, as we invested in certain short-term wealth management products in 2017 and recorded investment income generated therefrom.

Other Income/(Loss), Net

We recorded other income of RMB5.7 million (US$0.8 million) for the nine months ended September 30, 2018, as compared to other losses of RMB25.3 million for the nine months ended September 30, 2017, primarily due to the depreciation of RMB against the U.S. dollar for the nine months ended September 30, 2018. For the nine months ended September 30, 2018, we held a significant portion of our cash and cash equivalents in U.S. dollars, while we incurred a significant portion of our expenses in RMB.

Income Tax Expense

Our income tax expense was RMB5.7 million (US$0.8 million) for the nine months ended September 30, 2018, as compared to RMB5.6 million in the nine months ended September 30, 2017. It represented income taxes paid with respect to transfer pricing compensation for our operations in Germany.

Net Loss

As a result of the foregoing, we incurred net loss of RMB6,136.0 million (US$893.4 million) for the nine months ended September 30, 2018, as compared to a net loss of RMB3,321.2 million for the nine months ended September 30, 2017.

Comparison of 2017 and 2016

Research and Development Expenses

Research and development expenses increased by 77.6% from RMB1,465.4 million in 2016 to RMB2,602.9 million (US$379.0 million) in 2017, primarily due to (i) a 53.4% increase in design and development expenses, which increased from RMB948.8 million in 2016 to RMB1,455.3 million (US$211.9 million) in 2017, as we engaged in trial production of the ES8 and advanced the development of the ES6 and (ii) a 122.7% increase in employee compensation, which increased from RMB451.3 million in 2016 to RMB1,004.8 million (US$146.3 million) in 2017, as the number of our research and development employees increased by approximately 90.0% from December 31, 2016 to December 31, 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 106.7% from RMB1,137.2 million in 2016 to RMB2,350.7 million (US$342.3 million) in 2017, due to, among others, (i) a 96.5% increase in employee compensation with respect to our non-research and development employees, which increased from RMB473.3 million in 2016 to RMB929.9 million (US$135.4 million) in 2017, primarily resulting from our number of non-research and development employees increased by approximately 90.0% from December 31, 2016 to December 31, 2017, in line with the expansion of our business, (ii) an 118.5% increase in marketing and promotional expenses, which increased from RMB239.5 million in 2016 to RMB523.5 million (US$76.2 million) in 2017 as marketing and promotional activities increased, as we prepared to launch of our first volume manufactured vehicle, the ES8, (iii) a 136.2% increase in rental and related expenses, which increased from RMB91.5 million in 2016 to RMB216.1 million (US$31.5 million) in 2017, as we began to establish our network of NIO Houses and rented additional facilities in relation to our charging network and office space and (iv) increased depreciation and amortization expenses, resulting from our increased depreciable assets, including leasehold improvements, IT equipment and software, among others, as our business expanded. The increase was also due to increased low value consumable expenses, travel expenses and other expenses.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB4,953.6 million (US$721.3 million) in 2017, as compared to a loss of RMB2,602.5 million in 2016.

Interest Income

In 2017, we recorded interest income of RMB19.0 million (US$2.8 million) as compared to RMB27.6 million in 2016, primarily due to a preferred shareholder having delayed its investment payment due in 2016, which resulted in penalties which we recorded as interest income in 2016.

Interest Expense

In 2017, we recorded interest expense of RMB18.1 million (US$2.6 million), as compared to interest expense of RMB55,000 in 2016, primarily due to the increase in our indebtedness in 2017.

Share of Losses of Equity Investee

We recorded share of losses of equity investee of RMB5.4 million (US$0.8 million) in 2017, consisting of our share of the losses of Suzhou Zenlead XPT New Energy Technologies Co., Ltd. We did not record any share of losses of equity investee in 2016.

Investment Income

In 2017, we recorded investment income of RMB3.5 million (US$0.5 million) as compared to RMB2.7 million in 2016, primarily due to a larger size of investment in 2017 as compared to 2016.

Other Income/(Loss)—Net

We recorded other losses of RMB58.7 million (US$8.5 million) in 2017, as compared to other income of RMB3.4 million in 2016, primarily due to the appreciation of RMB against the U.S. dollar. In 2017 we held a significant portion of our cash and cash equivalents in U.S. dollars, while a significant portion of our expenses were incurred in RMB.

Income Tax Expense

In 2017, our income tax expense was RMB7.9 million (US$1.2 million), an increase of 83.3% from RMB4.3 million in 2016, primarily due to income taxes paid with respect to transfer pricing compensation to our operations in Germany.

Net Loss

As a result of the foregoing, we incurred net loss of RMB5,021.2 million (US$731.1 million) in 2017, as compared to a net loss of RMB2,573.3 million in 2016.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

PRC

Generally, our PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our products and services are primarily subject to value-added tax at a rate of 16% on the vehicles and charing piles, repair and maintenance services and charging services as well as 6% on services such as research and development services, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our PRC subsidiaries in China to our Hong Kong subsidiaries will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that has not formed intangible assets and are included in the profit and loss account for the current year. Besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 75% deduction of the amount in calculating its taxable income for the relevant year. For research and development expenses that have formed intangible assets, the tax amortization is based on 175% of the costs of the intangible assets.

Liquidity and Capital Resources

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB2,201.6 million, RMB4,574.7 million (US$666.1 million) and RMB5,332.0 million (US$776.4 million) in 2016, 2017 and the nine months ended September 30, 2018, respectively. Prior to the initial public offering of our ADSs, our principal sources of liquidity consisted of cash raised from the issuance of preference shares and bank facilities. We completed the initial public offering of our ADSs on September 12, 2018 and received net proceeds of RMB6,568.3 million (US$956.4 million).

As of September 30, 2018, we had a total of RMB6,813.8 million (US$992.1 million) in cash and cash equivalents and restricted cash. As of September 30, 2018, 36.4% of our cash and cash equivalents and restricted were denominated in Renminbi and held in the PRC, and the other cash and cash equivalents and restricted cash were mainly denominated in U.S. dollars or Hong Kong dollars and held in the United States or Hong Kong. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

As of September 30, 2018, the total size of our bank facilities was RMB5,985.0 million (US$871.4 million), of which RMB1,114.7 million (US$162.3 million), RMB8.0 million (US$1.1 million) and RMB60.0 million (US$8.7 million) were utitlized for borrowing, letters of credit and bankers’ acceptance, respectively.

We believe that our current cash and cash equivalents, the proceeds from this offering, available banking facilities, anticipated cash receipts from sales of vehicles and provision of services and proceeds from third-party equity investments in certain of our subsidiaries, will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016	2017		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary of Consolidated Cash Flow Data:
Net cash used in operating activities	(2,201,564)	(4,574,719)	(666,091)	(3,378,761)	(5,332,036)	(776,359)
Net cash provided by /(used in) investing activities	117,843	(1,190,273)	(173,307)	(733,298)	(4,349,485)	(633,297)
Net cash provided by financing activities	2,292,704	12,867,334	1,873,520	5,443,731	9,051,076	1,317,862
Effects of exchange rate changes on cash, cash equivalents and restricted cash	40,539	(168,120)	(24,480)	(107,264)	(86,560)	(12,604)
Net increase/(decrease) in cash, cash equivalents and restricted cash	249,522	6,934,222	1,009,642	1,224,408	(717,005)	(104,398)
Cash, cash equivalents and restricted cash at beginning of the year/period	347,109	596,631	86,871	596,631	7,530,853	1,096,513
Cash, cash equivalents and restricted cash at end of the year/period	596,631	7,530,853	1,096,513	1,821,039	6,813,848	992,115

Operating Activities

Net cash used in operating activities was RMB5,332.0 million (US$776.4 million) for the nine months ended September 30, 2018, primarily attributable to a net loss of RMB6,136.0 million (US$893.4 million), adjusted for (i) non-cash items of RMB828.6 million (US$120.6 million), which primarily consisted of share-based compensation expenses of RMB537.8 million (US$78.3 million) and depreciation and amortization of RMB284.9 million (US$41.5 million) and (ii) a net increase of RMB24.6 million (US$3.6 million), which was primarily attributable to an increase in trade payables of RMB1,721.2 million (US$250.6 million) consisting primarily of accounts payable relating to the purchase of inventory and research and development services; an increase in accruals and other liabilities of RMB557.9 million (US$81.2 million), consisting primarily of advance payments from ES8 customers and accounts payable in connection with marketing events; and an increase in other non-current liabilities of RMB169.2 million (US$24.6 million) consisting primarily of rental payables, partially offset by, among others, an increase in inventories of RMB1,272.5 million (US$185.3 million) primarily related to purchase of raw materials, works in progress and finished goods; an increase in prepayments and other current assets of RMB759.3 million (US$110.6 million) consisting primarily of deductible value-added tax and prepaid expenses; an increase in trade receivables of RMB248.9 million (US$36.2 milliion) primarily consisting of an increase in the government subsidies relating to our vehicle sales and an increase in long-term receivables of RMB156.6 million (US$22.8 million) primarily resulting from battery payment installment arrangement with customers.

Net cash used in operating activities was RMB4,574.7 million (US$666.1 million) in 2017, primarily attributable to a net loss of RMB5,021.2 million (US$731.1 million), adjusted for (i) non-cash items of RMB315.7 million (US$46.0 million), which primarily consisted of depreciation and amortization of RMB167.9 million (US$24.4 million), foreign exchange losses of RMB49.5 million (US$7.2 million) and share-based compensation expenses of RMB90.3 million (US$13.1 million) and (ii) a net decrease of RMB130.7 million (US$19.0 million), which was primarily attributable to an increase in accruals and other liabilities of RMB603.4 million (US$87.9 million), consisting primarily of payables for research and development expenses, accrued expenses and salaries and benefits payables, and an increase in other non-current liabilities of RMB78.6 million (US$11.4 million), consisting primarily of rental payables and deferred government grants, offset partially by, among others, an increase in prepayment and other current assets of RMB404.8 million (US$58.9 million), which primarily related to deductible value-added tax, prepaid expenses and deposits; an increase in inventories of RMB89.5 million (US$13.0 million), primarily related to purchases of raw materials, works in progress and finished goods, as we began trial production of the ES8 and; an increase in other non-current assets of RMB66.7 million (US$9.7 million).

Net cash used in operating activities was RMB2,201.6 million in 2016, primarily attributable to a net loss of RMB2,573.3 million, adjusted for (i) non-cash items of RMB114.8 million, which primarily consisted of depreciation and amortization of RMB46.1 million and share based compensation expenses of RMB76.7 million and (ii) a net decrease of RMB256.9 million, which was primarily attributable to an increase in accruals and other liabilities of RMB410.1 million, consisting primarily of payables for research and development expenses, accrued expenses and salaries and benefits payables, and an increase in other non-current liabilities of RMB61.2 million, consisting primarily of deferred rent and deferred government grants, offset partially by, among others, an increase in prepayment and other current assets of RMB209.8 million, primarily related to deductible value-added taxes and an increase in other non-current assets.

Investing Activities

Net cash used in investing activities was RMB4,349.5 million (US$633.3 million) for the nine months ended September 30, 2018, primarily attributable to (i) purchases of short-term investments of RMB2,377.4 million (US$346.2 million), (ii) purchases of property, plant and equipment and intangible assets of RMB1,837.5 million (US$267.5 million) and (iii) acquisition of equity investees of RMB103.4 million (US$15.1 million).

Net cash used in investing activities was RMB1,190.3 million (US$173.3 million) in 2017, which was primarily attributable to (i) purchases of property, plant and equipment and intangible assets of RMB1,113.9 million (US$162.2 million), relating to the roll-out of our NIO House network and strengthening of research and development capabilities and (ii) purchases of held for trading securities of RMB1,337.4 million (US$194.7 million), consisting of certain short-term liquid investments, which were partially offset by proceeds from sales of securities held for trading of RMB1,340.9 million (US$195.2 million).

Net cash generated from investing activities was RMB117.8 million in 2016, which was primarily attributable to proceeds from sales of held for trading securities of RMB3,118.6 million, consisting of certain short-term liquid investments, partially offset by, among others, purchases of held for trading securities of RMB2,346.3 million and purchases of property, plant and equipment and intangible assets of RMB654.5 million, relating to the expansion of our research and development capabilities.

Financing Activities

Net cash provided by financing activities was RMB9,051.1 million (US$1,317.9 million) for the nine months ended September 30, 2018, primarily attributable to (i) the proceeds from the issuance of ordinary shares in our initial public offering of RMB6,568.3 (US$956.4 million); (ii) the proceeds from the issuance of redeemable non-controlling interests of RMB1,264.9 million (US$184.2 million) in connection with the issuance by a wholly-owned subsidiary of us of redeemable preferred shares to certain third party strategic investors in the second quarter of 2018 and (iii) the proceeds from bank borrowings of RMB1,067.1 million (US$155.4 million).

Net cash provided by financing activities was RMB12,867.3 million (US$1,873.5 million) in 2017, which was attributable to the net proceeds from the issuance of our series A, series B, series C, and series D preferred shares, with a sum of RMB12,226.5 million (US$1,780.2 million), and to a lesser extent the proceeds from borrowings of RMB633.7 million (US$92.3 million), and capital injections from non-controlling interests of RMB13.4 million (US$1.9 million).

Net cash provided by financing activities was RMB2,292.7 million in 2016, which was attributable to the net proceeds from the issuance of our series A and series B preferred shares of RMB2,263.6 million.

Capital Expenditures

We made capital expenditures of RMB654.5 million, RMB1,113.9 million (US$162.2 million) and RMB1,837.5 million (US$267.5 million) in 2016, 2017 and the nine months ended September 30, 2018, respectively. In these periods, our capital expenditures were mainly used for the acquisition of property, plant and equipment and intangible assets which consisted primarily of mould and tooling, IT equipment, research and development equipment, leasehold improvements, consisting primarily of office space, NIO Houses and laboratory improvements as well as the roll-out of our power solutions. We currently estimate that our capital expenditures for the next three years, including for research and development and the expansion of our sales and service network, will be approximately US$1.7 billion, with approximately US$600 million incurred over the twelve months starting from October 2018. Through September 2018, we incurred capital expenditures of RMB180.4 million (US$26.3 million) in connection with the roll-out of our network of power solutions, including NIO Power Home, Power Express and other solutions. As of September 30, 2018, we had 34 swap stations covering expressway of 3,500 kilometers and 295 charging trucks covering 21 cities. With respect to our Shanghai manufacturing facility, pursuant to our arrangements with certain Shanghai governmental entities, such entities are constructing the Shanghai manufacturing facility, which we plan to lease in the future and we have not incurred capital expenditures in connection with such construction. Once the factory is completed by such entities we plan to purchase and procure our equipment and make improvements to the factory which we expect will involve significant capital expenditures. We currently estimate that such capital expenditures will be approximately US$650 million, partially financed through proceeds from this offering, the proceeds from the initial public offering of our ADSs and cash on hand obtained through prior equity financing and cash from sales of vehicles, and the rest financed through interest-free or low-interest debt financing supported by the relevant Shanghai governmental entities. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of this offering and cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to make capital expenditures to support the expected growth of our business.

Borrowings

As of September 30, 2018, our total borrowings, including current borrowings and non-current borrowings, were RMB1,678.7 million (US$244.4 million), primarily consisting of bank loans of RMB 1,114.7 million (US$162.3 million), bankers’ acceptance of RMB180.0 million (US$26.2 million) and loan from investors of RMB 384.0 million (US$55.9 million). The table below sets forth certain details of our bank borrowings as of September 30, 2018:

Lender	Facility Size	Effective Date/Expiration	Amount Outstanding
Bank of Nanjing	RMB1,000.0 million	May 17, 2017/ May 17, 2022	RMB637.89 million; interest rate from 4.35% to 5.795%; matures on May 17, 2022

	RMB35.0 million	April 3, 2018/ April 2, 2019	No amounts under the facility have been utilized as of the date of this offering memorandum

China Merchants Bank	RMB200.0 million	September 28, 2017/ September 27, 2019	RMB49.5 million; interest rate at 5.225%; matures on January 25, 2021 RMB50.0 million; interest rate at 5.605%; matures on September 14, 2021

	RMB500.0 million	January 26, 2018/ January 25, 2019	No amounts under the facility have been utilized as of the date of this offering memorandum

China CITIC Bank	RMB100.0 million	September 7, 2017/ September 7, 2018 (in the process of negotiating an extension)	RMB49.75 million; interest rate at 5.225%; matures on February 1, 2021 RMB50.0 million; interest rate at 5.985%; matures on March 7, 2021

	RMB200.0 million	October 27, 2017/ July 6, 2019	RMB50.0 million; interest rate at 5.20%; matures on July 9, 2019

Zhejiang Merchants Bank	RMB100.0 million	December 21, 2017/ December 20, 2018	No amounts under the facility have been utilized as of the date of this offering memorandum

Hangzhou Bank	RMB50.0 million	August 21, 2017/ August 20, 2019	RMB14.8 million; interest rate at 5%; matures on April 1, 2019

RMB15.2 million; interest rate at 4.79%; matures on April 24, 2019

Lender	Facility Size	Effective Date/Expiration	Amount Outstanding
RMB10.0 million; interest rate at 5%; matures on December 21, 2018

RMB10.0 million; interest rate at 4.57%; matures on February 8, 2019

Pudong Development Bank	RMB300.0 million	April 27, 2018/ April 27, 2019	RMB50.0 million; interest rate at 4.79%; matures on October 23, 2018

Bank of Shanghai	RMB1,500.0 million	February 1, 2018/ December 15, 2025	RMB10.0 million; interest rate at 5.88%; matures on June 15, 2020

RMB5.0 million; interest rate at 5.88%; matures on December 15, 2020

RMB5.0 million; interest rate at 5.88%; matures on December 15, 2020

RMB7.0 million; interest rate at 5.88%; matures on June 15, 2021

	RMB500.0 million	August 13, 2018/ August 12, 2021	RMB 20.0 million; interest rate at 5%; matures on June 28, 2019

Bank of Communications	RMB300.0 million	May 17, 2018/ May 16, 2019	RMB50.0 million; interest rate at 4.83%; matures on June 24, 2019

Xiamen International Bank	RMB500.0 million	June 27, 2018/ June 27, 2019	No amounts under the facility have been utilized as of the date of this offering memorandum

China Everbright Bank	RMB200.0 million	June 8, 2018/ July 5, 2019	RMB 30.0 million; interest rate at 5.22%; matures on July 9, 2019

Bank of China	RMB500 million	N/A	No amounts under the facility have been utilized as of the date of this offering memorandum

We are not subject to any material covenants under the agreements described above.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2018:

	Payment due by period
	Total	Less than one year	1-2 years	2-3 years	More than 3 years
	(in thousands RMB)
Capital commitments	2,086,764	1,896,008	170,902	19,833	21
Operating lease obligations	2,021,236	322,967	383,068	370,916	944,285
Short-term and long-term borrowings	1,678,725	599,523	278,310	379,000	421,892
Interest on borrowings	172,404	55,859	34,788	21,239	60,518

Total	5,959,129	2,874,357	867,068	790,988	1,426,716

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, NIO Houses and other property for our sales and after sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2018.

Internal Control over Financial Reporting

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm, identified one material weakness in our internal control over financial reporting. The material weakness identified was that we do not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. The material weakness resulted in a significant number of adjustments and amendments to our consolidated financial statements and related disclosures under U.S. GAAP.

We have implemented and plan to implement a number of measures to address the material weakness. We have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we plan to expedite and streamline our reporting process and develop our compliance process, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and setting up a financial and system control framework, (ii) implementing regular and consistent U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iv) enhancing our internal audit function as well as engaging an external consulting firm to assist us in assessing our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses in the future.

We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. We may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

NIO Inc. is a holding company with no material operations of its own. We conduct a portion of our operations through our PRC subsidiaries, and to a lesser extent, our variable interest entities and their subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entities and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Our VIEs did not have any material assets or liabilities as of September 30, 2018, although we expect that our VIEs will hold certain significant assets in the future. In the future we expect that our in-house vehicle manufacturing will be carried out primarily by NIO New Energy, which is controlled by us through Shanghai Anbin and/or its subsidiaries and we expect Beijing NIO will focus on value-added telecommunications services, including without limitation, performing internet services, operating our website and mobile application as well as holding certain related licenses.

Off-balance sheet commitments and arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

As we have begun sales of the ES8 and plan to deliver the ES6 in June 2019, we expect that substantially all of our revenues will be denominated in RMB while our expenses are denominated in RMB and other currencies including the U.S. dollar, the pound sterling and the Euro. As a result, we are exposed to risk related to movements between the RMB and such other currencies. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. While appreciating approximately by 7% against the U.S. dollar in 2017, the RMB in 2018 depreciated approximately by 5% against the U.S. dollar. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately of US$     million from this offering, assuming no exercise of the note initial purchasers’ option to purchase additional convertible senior notes (or up to US$     aggregate principal amount of our convertible senior notes if the note initial purchasers in the convertible senior notes offering exercise their option in full). Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of RMB6.8680 to US$1.00 as of September 28, 2018 to a rate of RMB7.5548 to US$1.00, will result in an increase of RMB     million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB6.8680 to US$1.00 as of September 28, 2018 to a rate of RMB6.1812 to US$1.00, will result in a decrease of RMB     million in our net proceeds from this offering.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Seasonality

Demand for new cars in the automotive industry typically decline over the winter season, while sales are generally higher during the spring and summer months. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

Critical Accounting Policies

The consolidated financial statements of us have been prepared in accordance with U.S. GAAP. Significant accounting policies followed by us in the preparation of the accompanying consolidated financial statements are summarized below:

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as we perform; or

•	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the our performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. Our contract liabilities were mainly resulted from the multiple performance obligations identified in the vehicle sales contract and the sales of energy and service packages, which is recorded as deferred revenue and advances from customers.

Vehicle sales

We generate revenue from sales of electric vehicles, currently the ES8, together with a number of embedded products and services through a series of contracts. We identify the users who purchase the ES8 as our customers. Multiple distinct performance obligations are explicitly stated in a series of contracts including sales of the ES8, charging piles, vehicle internet connection services and extended lifetime warranty which are accounted for in accordance with ASC 606. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of ES8 to a user.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of electric vehicles, which is applied on their behalf and collected by us or JAC, from the government. We have concluded the government subsidies should be considered as a part of the transaction price we charge the customers for the electric vehicle, as the subsidy is granted to the buyers of the electric vehicle and the buyers remain liable for such amount in the event the subsidies are not ultimately received by us. For efficiency reasons, we or JAC applies and collects the payments on customers’ behalf. Where our customers participate in the battery payment installment arrangement, we believe such arrangement contains a significant financing component and as a result adjust the amount considering the impact of time value on the transaction price using an appropriate discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). The long term receivable of installment payments for batteries was recognized as non-current assets. The difference between the gross receivable and the present value is recorded as unrealized finance income. Interest income resulting from a significant financing component will be presented separately from revenue from contracts with customers as this is not considered to be our ordinary business.

We use a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering our pricing policies and practices, and the data utilized in making pricing decisions. The overall contract price is then allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for ES8 sales and the charging pile are recognized at a point in time when the control of the product is transferred to the customer. For vehicle internet connection services, we recognize revenue using a straight-line method. As for the extended lifetime warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data.

As the consideration for the vehicle and all embedded services must be paid in advance, which means the payments received are prior to the transfer of goods or services by us, we record a contract liability (deferred revenue) for the allocated amount regarding to those unperformed obligations.

Sales of Energy and Service Packages

We provide an energy package and service package to users for consideration. Through the energy package, we offer users with a comprehensive range of charging solutions, including charging and battery swapping. Users request charging solutions through our mobile application based on their needs. We select the most appropriate charging solutions based on our customer’s needs and availability of charging solutions in the area. Through the service package, we offer ES8 users with a “worry free” vehicle ownership experience (including, among others, free repair service with certain limitations, routine maintenance service and enhanced data package), which can be accessed by our users via mobile application.

We consider the users who purchase energy package and service package to be customers. Energy package and service package contracts may be cancelled at any time without penalty and are therefore only considered binding on a monthly basis. We have concluded that each energy package or service package only contains one performance obligation on our part. Revenue is recognized on a monthly basis as the customers simultaneously receive and consume the benefits of our energy package and service package.

Incentives

We offer NIO Credits, which represent our points provided through our self-managed customer loyalty program. Such credits can be used in our online store and at NIO houses to redeem merchandise offered through NIO Life. We have currently determined that the value of our NIO Credits to RMB0.1 per credit based on cost of the merchandise that can be redeemed with points. Customers and NIO fans have a variety of ways to receive the points. The accounting policy for our points program is described as follows:

(1)	Sales of ES8 vehicles

Credits provided along with the purchase of the ES8 are considered to be a material right and accordingly a separate performance obligation according to ASC 606, and therefore these are taken into consideration when allocating the transaction price of ES8 sales. We also estimate the probability of points redemption when performing the allocation. Since historical information does not yet exist for us to determine any potential points forfeitures and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to users, we believe it is reasonable to assume all points will be redeemed and no forfeiture is estimated currently. The amount allocated to the points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when goods or services are transferred. We will continue to monitor when and if forfeiture rate date becomes available and will apply and update the estimated forfeiture rate at each reporting period.

(2)	Sales of Energy Package and Service Packages

Energy Package—When the customers charge their ES8 without using our charging network, we grant points based on the actual cost the customers incur. We record the value of the points as a reduction of revenue from the Energy Package. Since historical information does not yet exist for us to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to our users, we use an estimated forfeiture rate of zero.

(3)	Other scenarios

Customers or users of our mobile application can also obtain points through other ways such as frequent sign-ins to our mobile application, sharing articles from the application to users’ own social media. We believe these points encourage user engagement and generate market awareness. As a result, we account for such credits as selling and marketing expenses with a corresponding liability recorded under other current liabilities of our consolidated balance sheet upon the points offering. We estimate liabilities under the customer loyalty program based on cost of the merchandise that can be redeemed, and our estimate of probability of redemption. At the time of redemption, we record a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to points, we record other income.

Since historical information does not yet exist for us to determine any potential points forfeiture and most merchandise can be redeemed without requiring a significant amount of points compared with the amount of points provided to our users, we do not expect points forfeiture. We continue to assess when and if a forfeiture rate should be applied.

Practical expedients and exemptions

We follow guidance on immaterial promises when identifying performance obligations for vehicle sales contracts and have concluded that lifetime roadside assistance and out-of-town charging services are not performance obligations considering these two services are value-added services to enhance user experience rather than critical items for ES8 driving and we have forecasted that usage of these two services will be very limited. We also estimate the stand-alone fair value of each promise, applying a cost plus margin approach and concluded that the standalone fair value of roadside assistance and out-of-town charging services are insignificant individually and in aggregate, representing less than 1% of the ES8’s gross selling price and aggregate fair value of each individual promise.

Considering the qualitative assessment and the result of the quantitative estimate, we have concluded not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is less than 3% of the contract price, namely the road-side assistance and out-of-town charging services. Related costs are then accrued instead.

Cost of Sales

Vehicle

Cost of vehicle revenue includes direct parts, material, processing fee, loss compensation to JAC, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, and reserves for estimated warranty expenses. Cost of vehicle revenue also includes adjustments to warranty expense and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

Service and Other

Cost of service and other revenue includes direct parts, material, labor costs, vehicle internet connectivity costs, and depreciation of assets that are associated with sales of energy and service packages.

Share-Based Compensation

We grant restricted share units, or RSUs, and share options to eligible employees and nonemployee consultants and account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation and ASC 505-50 Equity-Based Payments to Non-Employees.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; (b) for share options or restricted shares granted with only service conditions, using the straight-line vesting method, net of estimated forfeitures, over the vesting period; (c) for share options granted with service conditions and the occurrence of an initial public offering as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the initial public offering, using the graded vesting method. This performance condition was met upon completion of our initial public offering on September 12, 2018 and the associated share-based compensation expense for awards vested as of that date were recognized; or (d) for share options where the underlying share is liability within the scope of ASC 480, using graded vesting method, net of estimated forfeitures, over the vesting period, and remeasure the fair value of the award at each reporting period end until the award is settled.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Share-based compensation expenses for share options and restricted shares granted to non-employees are measured at fair value at the earlier of the performance commitment date or the date service is completed, and recognized over the period during which the service is provided. We apply the guidance in ASC 505-50 to measure share options and restricted shares granted to non-employees based on the then-current fair value at each reporting date.

The fair value of the restricted shares were assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding our projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made us for accounting purposes.

Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting options and record share-based compensation expenses only for those awards that are expected to vest.

Earnings/(Loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, unvested restricted shares, restricted share units and ordinary shares issuable upon the exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

Income taxes

Income tax expense for the interim consolidated financial statements is determined using an estimate of our annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and operating loss and tax credit carryforwards. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 to our consolidated financial statements included elsewhere in this offering memorandum.